SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF1934

[NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD from _______ TO _________

Commission File No. 1-5519

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

                    B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                           CDI CORPORATION 401(K) SAVINGS PLAN

Date: June 30, 2003	By: /s/ Joseph R. Seiders

Joseph R. Seiders
Member, Savings Plan Committee

CDI CORPORATION 401(k) SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

CDI CORPORATION 401(k) SAVINGS PLAN

Table of Contents

Page

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits
    December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Plan Benefits,
    Years ended December 31, 2002 and 2001

Notes to Financial Statements

Schedules:

1.     Schedule H, Line 4i-Schedule of Assets
            (Held at End of Year), December 31, 2002

2.     Schedule H, Line 4j -Schedule of Reportable Transactions,
            Year ended December 31, 2002

Index to Exhibits

Independent Auditors' Report

The Savings Plan Committee

CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG, LLP

Philadelphia, PA

May 30, 2003

CDI Corporation 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	December 31,
	2002	2001

Cash and cash equivalents	$ 62	$ 895
Investments
PW Trust Company Guaranteed Income Fund	33,809,954	34,237,055
CDI Corp. Stock Fund	4,675,828	3,394,658
Alger Balanced Portfolio	7,644,417	10,146,134
Alger LargeCap Growth Institutional Portfolio	9,359,739	15,506,663
Alger MidCap Growth Institutional Portfolio	1,617,614	603,193
American Funds New Perspective Fund	10,049,457	-
Brinson Tactical Allocation Fund	2,736,369	4,261,057
George Putnam Fund of Boston	6,937,479	8,511,865
Janus Worldwide Fund	-	15,974,420
Putnam American Government Income Fund	3,089,696	-
Putnam Capital Appreciation Fund	3,500,898	5,581,694
Putnam Capital Opportunities Fund	1,404,588	380,783
Putnam Equity Income Fund	6,549,239	7,687,172
Putnam International Growth Fund	2,411,319	2,896,190
Putnam Investors Fund	11,067,984	16,072,100
Putnam S&P 500 Index Fund	9,845,493	13,795,917
Putnam Voyager Fund	25,167,303	42,318,286
Participation Loans	3,359,749	5,356,821

Total investments	143,227,126	186,724,008

Contributions receivable	1,054,118	1,412,383

Net assets available for plan benefits	$ 144,281,306	$ 188,137,286
	============	============

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

Additions:

Interest and dividend income	$ 871,899	$ 3,023,638
Employee contributions	21,105,059	26,901,356
Employer contributions (net of forfeitures of $294,802 in 2002 and $230,641 in 2001)	895,095	1,133,967

Total additions	22,872,053	31,058,961

Deductions:

Withdrawals	(36,822,080)	(26,170,093)
Net realized and unrealized depreciation of investments	(29,905,953)	(28,804,886)
Total deductions	(66,728,033)	(54,974,979)

Transfers from merged plans	-	18,010,669

Net decrease in net assets available for plan benefits	(43,855,980)	(5,905,349)

Net assets available for plan benefits:

Beginning of year	188,137,286	194,042,635

End of year	$ 144,281,306	$ 188,137,286
	===========	============

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

    (1)     Description of Plan

The following description of the CDI Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        (a)    Eligibility

The Plan is for the benefit of employees of CDI Corporation and those subsidiaries designated a Participating Employer (the Company). Employees who have attained age 18 are eligible to participate on the first day of the month following their date of hire. The Plan, adopted May 1, 1985, was Amended and Restated on October 1, 1998, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. During 2001, the Plan was amended and restated for a second time, with an effective date of January 1, 2000. The 2001 Amendment pertains to the adoption of the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") of 2001.

        (b)    Plan Merger

Effective January 2, 2001, both participants in and assets of the Herzog-Hart Profit Sharing and Savings Plan (the Herzog-Hart Plan) were merged into the Plan. Additionally, effective March 1, 2001, employees of the business units that formerly operated as CDI Computer Services Inc. who were participating in the Comp Choice Retirement Savings Plan (the Comp Choice Plan) were merged into the Plan. All assets of the Comp Choice Plan were merged into the Plan as of March 1, 2001. The terms of the eligibility requirements under both the Herzog-Hart Plan and the Comp Choice Plan were replaced in favor of the those outlined in the provisions of the Plan. The provisions for Company matching contributions under both the Herzog-Hart Plan and the Comp Choice Plan remained fundamentally the same as they were prior to the merger into the Plan.

        (c)    Contributions

Eligible employees may make voluntary, tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Each Participating Employer may, at the discretion of its board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and provisions of the Plan.

        (d)    Investment Income

Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

        (e)    Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of employees of Herzog-Hart Corporation, and those former employees of CDI Computer Services Inc. who were participating in the Comp Choice Plan. Vesting in employer matching contributions occurs on a six-year graduated schedule for Herzog-Hart employees, and on a three-year graduated schedule for former participants in the Comp Choice Plan. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to partially fund employer-matching contributions in accordance with the Plan provisions.

        (f)    Withdrawals

In addition to normal distributions or withdrawals, a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

        (g)    Loans

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in the CDI Corp. Stock Fund. The loan amount must be a minimum of $500 and may not exceed one-half of the participant's vested account balance (or $50,000, reduced by the participant's highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent, and generally require repayment within five years.

    (2)    Summary of Significant Accounting Policies

        (a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

        (b)    Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

        (c)    Investments

Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Investments in the CDI Corp. Stock Fund are valued based on quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

        (d)    Administrative Expenses

Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

        (e)    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

    (3)    Investment Options

Effective March 28, 2002, the Plan added two new funds as investment options while concurrently eliminating the Janus Worldwide Fund as an investment option under the Plan. The new funds added were the American Funds New Perspective Fund and the Putnam American Government Income Fund.

Participants may invest in the following as of December 31, 2002:

PW Trust Co. Guaranteed Income Fund - This stable value investment seeks to offer stability while maximizing current income and providing liquidity.

CDI Corp. Stock Fund - This fund invests exclusively in shares of CDI Corp. common stock for those investors who want to share in the potential growth of the Company.

Alger Balanced Portfolio - This fund seeks current income and long-term capital appreciation. Typically, the fund invests in common stocks and fixed-income securities, which, include commercial paper and bonds rated within the four highest rating categories by an established rating agency. Ordinarily, at least 25% of the funds net assets are invested in fixed-income securities.

Alger LargeCap Growth Institutional Portfolio - This fund seeks long-term capital appreciation by investing primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger MidCap Growth Institutional Portfolio - This fund seeks long-term capital appreciation by investing primarily in midsize companies that offer promising growth potential. This portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

American Funds New Perspective Fund - This fund seeks to provide long-term growth of capital through investments all over the world, including the United States. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments.

Brinson Tactical Allocation Fund - This fund seeks to provide total return by following a systematic investment strategy that allocates its investments between an equity portion designed to track the S&P 500 Index and a fixed-income portion that generally will be composed of either 5-year U.S. Treasury notes or 30-day U.S. Treasury bills.

George Putnam Fund of Boston - This fund seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stock and corporate and U.S. government bonds.

Putnam American Government Income Fund - The fund seeks high current income with preservation of capital as its secondary objective. The fund typically divides its assets between U.S. Treasury securities and Government National Mortgage Association certificates (Ginnie Maes). The fund invests in long-term securities.

Putnam Capital Appreciation Fund - This fund seeks capital appreciation by investing mainly in stocks from a variety of industries and sectors that have the potential for above-average growth.

Putnam Capital Opportunities Fund - This fund seeks capital appreciation by investing in stocks of small and midsize companies believed to offer above-average growth potential across a wide range of industries.

Putnam Equity Income Fund - This fund seeks current income, with capital growth as a secondary goal, by investing mainly in stocks that have the potential to pay above-average dividends as well as the potential to grow in value over time.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of stock of companies located mainly outside the United States.

Putnam Investors Fund - This fund seeks long-term growth of capital by investing primarily in blue-chip stocks - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

Putnam S&P 500 Index Fund - This fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

Putnam Voyager Fund - This fund seeks capital appreciation by investing primarily in a combination of stock of small companies as well as in stock of larger, more established corporations.

The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2002:

Investment	December 31,
	2002	2001
PW Trust Company Guaranteed Income Fund	$ 33,809,954	$ 34,237,055

Alger Balanced Portfolio	7,644,417	10,146,134

Alger LargeCap Growth Institutional Portfolio	9,359,739	15,506,663

American Funds New Perspective Fund	10,049,457	-

Putnam Investors Fund	11,067,984	16,072,100

Putnam S&P 500 Index Fund	9,845,493	13,795,917

Putnam Voyager Fund	25,167,303	42,318,286

    (4)    Federal Income Taxes

In conjunction with the amendment and restatement of the Plan effective January 1, 2000, the Internal Revenue Service has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes.

    (5)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

    (6)    Subsequent Event

Effective May 1, 2003, both participants in and assets of the Spectrum Engineering Corporation Savings Plan (the "Spectrum Plan) were merged into the Plan. The terms of eligibility requirements under the Spectrum Plan were replaced in favor of those outlined in the provisions of the Plan. The majority of participants in the Spectrum Plan were 100% vested in their employer matching contributions at the time of the mergers.

CDI Corporation 401(k) Savings Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year) December 31, 2002

Identity of Issuer	Description	Cost	Fair Value

Alger & Company	Alger Balanced Portfolio	$ 9,939,912	$ 7,644,417

Alger & Company	Alger LargeCap Growth Institutional Portfolio	18,269,234	9,359,739

Alger & Company	Alger MidCap Growth Institutional Portfolio	1,996,015	1,617,614

American Funds	American Funds New Perspective Fund	9,376,821	10,049,457

*Paine Webber Investments	Brinson Tactical Allocation Fund	3,237,101	2,736,369

*Putnam Investments, Inc.	George Putnam Fund of Boston	7,945,985	6,937,479

*Putnam Investments, Inc.	Putnam American Government Income Fund	3,046,145	3,089,696

*Putnam Investments, Inc.	Putnam Capital Appreciation Fund	5,282,124	3,500,898

*Putnam Investments, Inc.	Putnam Capital Opportunities Fund	1,742,896	1,404,588

*Putnam Investments, Inc.	Putnam Equity Income Fund	7,309,644	6,549,239

*Putnam Investments, Inc.	Putnam International Growth Fund	3,323,397	2,411,319

*Putnam Investments, Inc.	Putnam Investors Fund	16,556,609	11,067,984

*Putnam Investments, Inc.	Putnam Voyager Fund	40,743,573	25,167,303

*Putnam Investments, Inc.	Putnam S&P 500 Index Fund	12,344,733	9,845,493

*Paine Webber Trust Company	PW Trust Company Guaranteed Income Fund	29,153,095	33,809,954

*CDI Corp.	CDI Corp. Stock Fund	3,884,488	4,675,828

	Loans to Participants (a)	-	3,359,749
		$ 174,151,772 ============	$ 143,227,126 ============

* Party-in-interest.
(a) Cost of participant loans is $0 as indicated in the instructions to Form 5500 - Schedule H.

See accompanying independent auditors' report.

CDI Corporation 401(k) Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
December 31, 2002

Party	Description			Purchase	Cost of	Sales	Gain or
Involved	of Asset	Type		Price	Asset Sold	Proceeds	(Loss)

Janus Equity Funds	Janus Worldwide Fund	Sale	(S)		$20,178,026	$14,766,179	$(5,411,847)

Janus Equity Funds	Janus Worldwide Fund	Sale	(A)		23,729,765	17,470,278	(6,259,487)

American Funds	American Funds New Perspective Fund	Purchase	(S)	$14,766,179

American Funds	American Funds New Perspective Fund	Purchase	(A)	26,264,905

American Funds	American Funds New Perspective Fund	Sale	(S)		12,346,959	9,450,760	(2,896,199)

American Funds	American Funds New Perspective Fund	Sale	(A)		16,392,881	13,042,580	(3,350,301)

American Funds	American Funds New Perspective Fund	Purchase	(S)	9,450,760

*Putnam Investments, Inc.	Putnam Voyager Fund	Sale	(A)		15,545,025	10,811,351	(4,733,674)

*Paine Webber Trust Co.	PW Trust Guaranteed Income Fund	Purchase	(A)	17,216,061

*Paine Webber Trust Co.	PW Trust Guaranteed Income Fund	Sale	(A)		18,306,078	19,349,186	1,043,108

(S) - Represents a single transaction which exceeds the reportable transaction threshold.
(A) - Represents the aggregate total of transactions exceeding the reportable transaction threshold, including any applicable single transaction noted above.
* Party-in-interest.
See accompanying independent auditors' report.

INDEX TO EXHIBITS

Number                                      EXHIBIT

-----------      -----------------------------------------------------------------------------------------

23              Independent Auditors' Consent

99              Certification of Savings Plan Committee Member, Pursuant to
                 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the

                  Sarbanes-Oxley Act of 2002